Exhibit 12.1
DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2003	2004	2005	2006
(Amounts in thousands)
Earnings:
Pretax income from continuing operations	$70,315	$80,153	$121,840	$248,041	$329,574
Plus: Equity in (earnings) loss of affiliates	(55)	(256)	136	(314)	(776)
Plus: Distributions of equity investee	—	57	508	528	925
Plus: Amortization of capitalized interest	—	—	—	—	53
Plus: Fixed charges (below)	27,408	23,893	20,412	21,059	37,533
Less: Interest capitalized	—	—	—	(1,649)	(11,333)

Earnings	$97,668	$103,847	$142,896	$267,665	$355,976

Fixed Charges:
Interest expense	$26,833	$23,201	$19,468	$17,978	$23,575
Capitalized interest	—	—	—	1,649	11,333
Interest component of rent expense	575	692	944	1,432	2,625
Imputed preferred dividend	—	—	—	—	—
Preferred dividend tax effect	—	—	—	—	—

Fixed charges	$27,408	$23,893	$20,412	$21,059	$37,533

Ratio of earnings to fixed charges	3.6	4.3	7.0	12.7	9.5